07002084

Rec'd 3/1/07

A.3
3/6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-51565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISI Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue – Suite #25B
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Dechiario (212)-972-0238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I Christopher Dechiario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISI Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GEORGE E ANTTILA
NOTARY PUBLIC-STATE OF NEW YORK
REGISTRATION NO. 01AN6159464
QUALIFIED IN NEW YORK COUNTY
My Commission Expires January 16, 2011

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISI CAPITAL, LLC
747 Third Avenue
New York, NY 10017

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

ISI Capital, LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	44,712
Prepaid expenses		13,937
Securities owned		
Marketable, at market value		153,298
Due from clearing broker		58,278
Furniture, equipment, at cost, net of accumulated depreciation of $52,215		2,592
Security deposit		40,583
Other assets		2,051
Total assets	$	315,451
Liabilities and Members' Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	50,827
Total current liabilities		50,827
Commitments		
Subordinated borrowings		64,000
Members' equity		200,624
Total liabilities and members' equity	$	315,451

The accompanying notes are integral part of this financial statement.

1. Organization

ISI Capital, LLC (the "Company"), was organized on October 21, 1998 in the State of New York as a limited liability company, the Operating Agreement of which expires December 31, 2047. The Company, which began its operations in November 1999, became a registered general securities broker-dealer effective July 26, 1999 and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

Under the Company's original Operating Agreement, there were three classes of members: Class A, Class B and Class C. Class A members consist of the original members who formed and capitalized the Company. The Operating Agreement was amended effective January 22, 2001, to provide for Class D members. As of December 31, 2006, there are no Class B, C or D members.

The Operating Agreement provides for Class A members to share profits and distributions in proportion to their membership interests. The Operating Agreement further provides that the Managers, who shall be elected by the vote of Class A members holding at least two-thirds of the membership interest, may allocate to themselves or any member, whether by formula or otherwise, in their sole and absolute discretion, an amount, either as a distribution of profits, an expense of the business, or both, that represents reasonable compensation for services rendered.

The Company transacts business with institutional customers primarily located in the United States of America.

2. Summary of Significant Accounting Policies

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. Members are liable for income tax on their distributive shares of the Company's income and loss. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years.

3. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities.

4. Securities Owned

At December 31, 2006, securities owned consist of investment securities at fair value as follows:

U.S. Government obligations	$152,394
Money Market	904
	$153,298

5. Related Party

Included in accrued expenses and other liabilities at December 31, 2006 is $951 representing the remainder of the balance due for out-of-pocket operating expenses paid to third parties on behalf of the Company by two of its members.

6. Subordinated Borrowings

At December 31, 2006, the Company had borrowings from a member under subordination agreements as follows:

Subordinated loan agreement bearing interest at 2.26% per annum, due October 30, 2007	$ 32,000
Subordinated loan agreement bearing interest at 2.26% per annum, due October 30, 2007	32,000
	$ 64,000

At December 31, 2006, the Company has $64,000 in subordinated loans which matures within a year. Pursuant to Rule 15c3-1(d), at no time may the percentage of debt to debt-equity be 70% or greater for a time period of over 90 days. The Company's percentage of debt to debt-equity total computed at December 31, 2006 is 24%.

7. Commitments

The Company has a line of credit with a total facility of $25,000 for direct borrowings. At December 31, 2006, there were no balances outstanding under the facility. Annual interest is charged at prime plus one percent (9.5% at December 31, 2006) and the line of credit is repaid each month in an amount equaling 1/36 of the outstanding principal balance.

On October 4, 2004, the Company entered into an agreement to lease its office space. The lease expires on November 30, 2009.

Future annual minimum rental payments are as follows:

Years Ending December 31,	Amount
2007	$73,229
2008	73,229
2009	67,127
	$ 213,585

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $202,419 which exceeded its required minimum net capital of $100,000 by $102,419. Aggregate indebtedness at December 31, 2006 was $50,827. The ratio of aggregate indebtedness to net capital was 0.25 to 1.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Members
ISI Capital, LLC

We have audited the accompanying statement of financial condition of ISI Capital, LLC, (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ISI Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END